Mail Stop 3561

July 21, 2008

Mr. Norman L. Frohreich
Chief Financial Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

>   **Re: FullCircle Registry, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 333-51918**

Dear Mr. Frohreich:

We have reviewed your filing and have the following two sets of comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and the proper form type.

Specifically, with respect to internal control, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

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1. Internal Control Over Financial Reporting.

We note that you provided management's assessment of the effectiveness of your internal control over financial reporting for the year as opposed to the end of the year. Please revise.

We also note that you did not include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-B.

2. Form Type.

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or me at (202) 551- 3344 if you have questions regarding these comments.

Sincerely,

William Thompson
Accounting Branch Chief